UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63689 / January 11, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14183

In the Matter of **ALTERNATIVE CONSTRUCTION TECHNOLOGIES, INC.,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that administrative proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Alternative Construction Technologies, Inc. ("Alternative Construction" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Alternative Construction (CIK No. 0001337566) is a Florida corporation with its common stock registered pursuant to Section 12(g) of the Exchange Act. It currently exists as a shell company and is quoted on the "pink sheets" market under the symbol ACCY.PK. On May 6, 2009, Alternative Construction was delisted from the Bulletin Board pursuant to NASD Rule 6530 for delinquent filings. On September 25, 2009, Alternative Construction filed with the Florida Department of State to become inactive and is now listed as administratively dissolved.

B.   Alternative Construction has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, in that: (i) it failed to file an Annual Report on Form 10-K since the report for the fiscal year ended December 31, 2006[1]; and (ii) it has failed to file any quarterly reports on Form 10-Q since the report for the fiscal quarter ended September 30, 2008.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Alternative Construction's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary

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[1]   As noted in the Form 8-K filed by Alternative Construction on January 3, 2009, the audit report in Alternative Construction's 2007 annual report was withdrawn by the audit firm, thereby rendering the 2007 annual report, filed March 7, 2008, insufficient to satisfy Alternative Construction's Exchange Act reporting requirements for 2007.

Service List

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934, ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2557

Thomas W. Peirce, Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5720

Alternative Construction Technologies, Inc.
c/o Mr. Michael Hawkins
President
2910 Bush Drive
Melbourne, FL 32935

Thomas Amon, Esq.
Law Offices of Thomas G. Amon
250 West 57th Street
Suite 1316
New York, NY 10107
(Counsel for Respondent)